PUBLIC

20010474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

INUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67929

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Armory Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Rosecrans Avenue, Suite 660
(No. and Street)

Manhattan Beach	**CA**	**90266**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eben Perison **310-220-6400**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Weaver and Tidwell, LLP
(Name - if individual, state last, first, middle name)

24 Greenway Plaza, Suite 1800	**Houston**	**TX**	**77046**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eben Perison, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Armory Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Eben Paul Perison

Signature

Chief Executive Officer

Title

see attached acknowledgment

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other completing this certificate verifies the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

On March 2, 2020 before me, Danielle Aimee Pierce, Notary Public, personally appeared Eben Person who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ (Seal)

S102
Danielle Aimee Pierce
COMM. # 2304989
NOTARY PUBLIC CALIFORNIA
Los Angeles County
My Commission Expires
September 24, 2023
S102

Armory Securities, LLC

Statement of Financial Condition Report
Year Ended December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

Contents

Report of Independent Registered Public Accounting Firm

To the Member
Armory Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Armory Securities, LLC (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditors since 2015.

Los Angeles, California
March 2, 2020

Weaver and Tidwell, L.L.P.
1230 Rosecrans Avenue, Suite 510 | Los Angeles, CA 90266
Main: 310.382.5380 | Fax:310.382.5379
CPAs AND ADVISORS | WEAVER.COM

Armory Securities, LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	1,740,146
Accounts receivable, net of allowance of $226,000		574,914
Prepaid expenses		16,299
Due from affiliates		636,397
Total assets	$	2,967,756
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	46,376
Due to registered representatives		61,511
Contract liability		202,500
Total liabilities		310,387
Member's capital		2,657,369
Total liabilities and member's capital	$	2,967,756

See Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Armory Securities, LLC (the "Company") is a Delaware limited liability company with the purpose of conducting business as a broker-dealer. The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists of demand deposits at U.S. financial institutions. Such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company considers the credit risk of such financial institutions to be remote and has not experienced and does not expect to experience any losses in any such accounts.

Accounts Receivable: Accounts receivable represent amounts due from customers for services provided, investment banking fees due or expense reimbursements due, all pursuant to the terms of the Company's contracts with its customers. Amounts are recorded at the invoiced amount, net of any allowance for doubtful accounts, and do not typically bear interest. Invoices are due upon receipt and the Company assesses the collectability of the invoices by taking into consideration the aging of accounts receivable, changes in customer credit worthiness, general market and economic conditions, and historical experience.

As of January 1, 2019, the Company had net receivables of $955,324. As of December 31, 2019, the Company had net receivables related to revenues from contracts with customers of $574,915. The Company has recorded an allowance for doubtful accounts of $226,000 by specifically identifying and estimating uncollectible amounts from two of its clients. The Company does not require collateral for accounts receivable balances. The allowance for doubtful accounts is an inherently uncertain estimate. It is reasonably possible that the Company may be able to collect amounts that differ from the estimate.

The Company's contract liability relates to Advisory Fees received from engagements where the performance obligation has not yet been satisfied. As of December 31, 2019, contract liability was $202,500. As of December 31, 2018, the Company had contract liability of $5,000 which was recognized as revenue during 2019.

Revenue recognition: The Company's revenue includes both Advisory Fees and Success Fees, each as defined below, earned from providing investment banking services. Beginning in January 2018, the Company has accounted for revenue earned from contracts with customers under "Revenue from Contracts with Customers (Topic 606)."

Advisory Fees are typically fixed and determined based on the terms of the contract, therefore they are included in the transaction price at the time of contract inception ("Advisory Fees"). Some Advisory Fees and most other investment banking fees (collectively, "Success Fees") are considered variable, as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service.

A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include Success Fees in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Success Fees that are contingent upon completion of a specific milestone and fees associated with these services are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2019.

The Company recognizes revenue from advisory services, based on a time-based input method, over the period in which the services are rendered. Success fees are typically based on a percentage of the equity or debt financing raised as defined in the terms of the contract. Due to Success fee revenue being severely constrained up until the point in which it is known that the equity or debt transaction closes (the specified milestone), Success Fee revenue will not be recognized until the confirmed closing date of the respective transaction.

Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. Payment of Success Fees are generally due upon closing of the respective transaction.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional

right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the members.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states.

On December 18, 2019, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12 ("ASU 2019-12"), Income Taxes (Topic 740) which modifies Accounting Standards Codification ("ASC") 740 to simplify the accounting for income taxes. ASU 2019-12 specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. This ASU is effective for the years beginning after December 15, 2021, with early adoption permitted. The Company elected to early adopt the guidance on January 1, 2019. The adoption had no impact on the Company's financial statements.

Note 2. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital changes from day to day, but at December 31, 2019, the Company had net capital of $1,429,759, which was $1,422,567 above its required net capital of $7,192. At December 31, 2019, the Company's net capital ratio was .1 to 1.

Note 3. Customer Concentration

At December 31, 2019, the Company had two customers which represented approximately 65% of net accounts receivable. A customer is considered major when the customer represents more than 10 percent of net receivables at December 31, 2019.

Note 4. Related-Party Transactions

On October 1, 2014, the Company entered into an expense sharing agreement with Armory Group, LLC ("Armory Group") whereby Armory Group agreed to pay overhead expenses on behalf of the Company. Expenses allocated to the Company are reflected as an expense sharing charge on the accompanying Statement of Operations and include compensation and related costs for personnel, technology, communication, support services and occupancy.

Note 5. Concentration of Credit Risk

The Company maintains its cash account with a financial institution. The total cash balance of the Company is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company monitors such credit risk and has not experienced any losses related to such risks that, at times, may exceed federally insured limits.

Note 6. Member's Capital and Equity Compensation

Member's capital consists of two classes of units that represent membership interests, Class A and B. The Member is not required to make additional contributions anytime and their risk is limited to existing capital balances.

Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the operating agreement.

The Class B units are intended to constitute "profit interests" within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43. The Class B units entitle the holders to pro rata participation in future profits of the Company.

In 2018, Armory Group purchased all Class A and Class B units in the Company from a minority holder of the units. Subsequent to this transaction, the Company is now wholly owned by Armory Group.

At December 31, 2019, there are 1,676 outstanding Class A units and 3,444 outstanding and vested Class B units. At December 31, 2019, Class A member's total capital balance is $869,874 and Class B member's total capital balance is $1,787,496.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Subordinated Liabilities to Claims of General Creditors

During the year ended December 31, 2019, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 2, 2020, the date these financial statements were issued.